Filed under Rule 424(b)(3)
                                                             File No. 333-102507


                                  (Vishay logo)

                          Vishay Intertechnology, Inc.

          Class A Warrants to purchase 7,000,000 shares of Common Stock

          Class B Warrants to purchase 1,823,529 shares of Common Stock

           6,176,467 shares of Common Stock issuable upon exchange of $105,000,000 of Vishay's Floating Rate Unsecured Loan Notes Due 2102

           8,823,529 shares of Common Stock issuable upon exercise of the Class A Warrants and the Class B Warrants

      This prospectus will be used by the selling securityholders to resell all or a portion of the following securities issued in connection with our acquisition of BCcomponents Holdings, B.V. in December 2002:

      o Class A Warrants to purchase up to 7,000,000 shares of our common stock at an exercise price of $20.00 per share;

      o Class B Warrants to purchase up to 1,823,529 shares of our common stock at an exercise price of $30.30 per share;

      o Up to 6,176,467 shares of our common stock issuable upon exchange of our floating rate unsecured loan notes due 2102 in the principal amount of $105,000,000 (or any replacement notes issued in connection with any spin-off transaction); and

      o Up to 8,823,529 shares of our common stock issuable upon exercise of the warrants, but only by the initial holders of the warrants and their affiliates or in an underwritten public offering.

      In addition, this prospectus covers the issuance of up to 8,823,529 shares of our common stock upon the exercise of the class A warrants or the class B warrants by the holders of these warrants, including the initial holders of the warrants and their affiliates. The initial holders of the warrants and their affiliates were not permitted to exercise the warrants before the first anniversary of the date the warrants were issued.

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      Our shares of common stock trade on the New York Stock Exchange under the symbol "VSH". On February 27, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $22.51 per share.

      Investing in our securities involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

      We will not receive any cash proceeds from sale of the selling securityholders' securities, but we will receive the proceeds from the exercise of the warrants.

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is March 9, 2004

       Important Notice about the Information Presented in this Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition, results of operations and prospects of Vishay may have changed since that date.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................1
FORWARD LOOKING INFORMATION..................................................4
RISK FACTORS.................................................................5
RECENT DEVELOPMENTS..........................................................10
USE OF PROCEEDS..............................................................13
DESCRIPTION OF CAPITAL STOCK.................................................13
DESCRIPTION OF THE WARRANTS..................................................15
REGISTRATION RIGHTS..........................................................22
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES...............................24
SELLING SECURITYHOLDERS......................................................28
PLAN OF DISTRIBUTION.........................................................30
LEGAL MATTERS................................................................32
EXPERTS......................................................................32
WHERE YOU CAN FIND MORE INFORMATION..........................................32

                               PROSPECTUS SUMMARY

      You should read this entire prospectus, including the information set forth under "Risk Factors" and the information incorporated by reference in this prospectus. As used in this prospectus, "Vishay," "company," "we," "us" and "our" refer to Vishay Intertechnology, Inc. and its consolidated subsidiaries, unless otherwise specified.

                          Vishay Intertechnology, Inc.

      Vishay Intertechnology, Inc. is a leading international manufacturer and supplier of passive and active electronic components. Passive components include resistors, capacitors, transducers and inductors. Our offering of active components includes discrete semiconductors, diodes, rectifiers, infrared data communications devices and power and analog switching circuits. Passive electronic components and discrete active electronic components, together with integrated circuits, are the primary elements of almost every electronic circuit. We offer our customers "one-stop" access to one of the most comprehensive electronic component lines of any manufacturer in the United States, Europe and Asia. Our components are used in virtually all types of electronic products, including those in the industrial, automotive, consumer electronics, telecommunications, electronics manufacturing services, computer and military/aerospace markets. We had total net sales of $1.82 billion in 2002 and total net sales of $2.17 billion in 2003.

      In the past two years, we have taken advantage of the downturn in the electronics industry and the strength of our balance sheet to acquire businesses at prices that we believe would not have been available in other economic environments. In December 2002, we acquired BCcomponents Holdings, a leading manufacturer of passive components in Europe, India and the People's Republic of China, with a broad portfolio of products. Also in 2002, our Measurements Group acquired five manufacturers of transducers and related products that are used in the measurement of stresses, loads, forces and pressure. In November 2001, we acquired General Semiconductor, Inc., a manufacturer of rectifiers, power management devices and other discrete semiconductor components. These acquisitions have broadened our product lines, cushioned the effects of the current downturn and, we believe, helped position our company for growth.

      Our long-term objective is to expand our position as a low-cost producer of a comprehensive line of electronic components. We are led by our founder, Dr. Felix Zandman, and senior executives who collectively have over 150 years of service to Vishay. This management team is focused on continued implementation of our growth strategy, through which we intend to:

      o expand within the electronic components industry, primarily through the acquisition of other manufacturers of electronic components that have established positions in major markets, reputations for product quality and reliability, and product lines with which we have substantial marketing and technical expertise;

      o achieve a leading position in the market for each of our major product lines;

      o reduce selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies;

      o achieve significant production cost savings through the transfer to and expansion of manufacturing operations in regions such as Israel, Mexico, Portugal, the Czech Republic, Malaysia, the Republic of China (Taiwan) and the People's Republic of China, which offer lower labor costs and tax and other government-sponsored incentives;

      o maintain significant production facilities in those regions where we market our products to service our customers;

      o consistently develop, introduce and market new and innovative products; and

      o     strengthen our relationships with customers.

      We were incorporated in Delaware in 1962 and maintain our principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2143. Our telephone number is (610) 644-1300.

      We have two classes of stock: common stock that has one vote per share and Class B common stock that has 10 votes per share. Only the common stock is publicly traded. The Class B common stock is privately held. All references in this prospectus to common stock are to our publicly traded common stock and not to the Class B common stock.

                                  The Offering

      In connection with our acquisition of BCcomponents Holdings, B.V. in December 2002, we acquired all of the outstanding shares of BCcomponents Holdings B.V. in exchange for class A warrants and class B warrants to acquire an aggregate of 8,823,529 shares of our common stock. In addition, in connection with the acquisition, $105 million in principal amount of BCcomponents' mezzanine indebtedness and certain other securities of BCcomponents were exchanged for $105 million principal amount of our floating rate unsecured notes due 2102. We entered into a put and call agreement related to the notes. In addition, we granted to the recipients of the notes and the warrants certain registration rights. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission, to satisfy our obligations to the recipients of the notes and the warrants. Accordingly, this prospectus covers:

      o the resale by selling securityholders of the class A warrants and the class B warrants;

      o the resale by selling securityholders of shares of our common stock issuable upon exchange of the notes;

      o the resale by selling securityholders of shares of our common stock issuable upon exercise of the warrants, but only by the initial holders of the warrants or their affiliates or in an underwritten public offering where the warrants are exercised in connection with the offering, or in certain other circumstances; and

      o the issuance by us of shares of our common stock upon exercise of the warrants by holders.

      For a description of our acquisition of BCcomponents, see our Current Report on Form 8-K filed December 23, 2002 and our Current Report on Form 8-K/A filed February 26, 2003.

      Investing in our securities involves risks. You should carefully consider the information under "Risk Factors" beginning on page 5 and the other information included in this prospectus before investing in our securities.

Warrants

      The class A warrants give the holders the right to purchase up to an aggregate of 7,000,000 shares of our common stock at an exercise price of $20.00 per share. The class B warrants give the holders the right to purchase up to an aggregate of 1,823,529 shares of our common stock at an exercise price of $30.30 per share. Both the number of shares for which the class A warrants and the class B warrants are exercisable and their respective exercise prices are subject to specified anti-dilution and transactional adjustments. The class A warrants and the class B warrants each have a 10-year term expiring on December 13, 2012.

      The warrants may be exercised at any time from and after the date the warrants were issued until the expiration date by any holder other than an initial holder of the warrants or an affiliate of an initial holder. The warrants may be exercised at any time from and after December 13, 2003, the first anniversary of the date the warrants were issued, until the expiration date by an initial holder of the warrants or an affiliate of an initial holder.

      Pursuant to a securities investment and registration rights agreement that we entered into at the time of our acquisition of BCcomponents, we agreed to register the class A warrants and the class B warrants held by the selling securityholders together with the shares of our common stock issuable upon exercise of the class A warrants and the class B warrants pursuant to the Securities Act of 1933, as amended, to facilitate the public sale of those warrants.

Common Stock

      Shares issuable on exchange of notes

      In connection with our acquisition of BCcomponents, we entered into a put and call agreement with the holders of our floating rate unsecured notes due 2102. Among other things, this agreement provides that holders of the notes may "put" or exchange the notes for our common stock, at a ratio of one share of our common stock, for each $17.00 principal amount of the notes. A total of 6,176,467 shares of our common stock are issuable upon exchange of the $105,000,000 principal amount of notes outstanding, subject to anti-dilution and transactional adjustments. These shares are being offered through this prospectus for sale by the selling securityholders following exchange of the notes in the manner described under "Plan of Distribution."

      Shares issuable on exercise of warrants

      We are offering through this prospectus the 7,000,000 shares of our common stock issuable upon exercise of the class A warrants and the 1,823,529 shares of our common stock issuable upon exercise of the class B warrants to the holders of the warrants upon exercise. As a result, the shares issuable upon exercise of the warrants will be freely tradeable under the United States securities laws, other than by holders who are our affiliates.

      In addition, the selling securityholders may offer the shares issuable upon exercise of the warrants for resale through this prospectus, but only if they are the initial holders of the warrants or affiliates of the initial holders or if the shares are being offered for resale in an underwritten public offering where the warrants are being exercised in connection with the offering.

      Other holders of the warrants may only sell the common stock underlying the warrants pursuant to the prospectus:

      o in an underwritten public offering, where the warrants are being exercised in connection with the offering; or

      o if for any reason our registration of the shares of common stock issuable upon exercise of the warrants is not effective.

                           FORWARD LOOKING INFORMATION

      Some of the statements in this prospectus and in documents incorporated by reference constitute forward-looking statements. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate," "predict," "potential" and other expressions which indicate future events and trends. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

      The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

      o     overall economic and business conditions;

      o competitive factors in the industries in which we conduct our business;

      o     changes in governmental regulation;

      o     the demand for our goods and services;

      o the fact that our customers may cancel orders they have placed with us, in whole or in part, without advance notice;

      o changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

      o changes in generally accepted accounting principles or interpretations of those principles by governmental agencies and self-regulatory groups;

      o     developments in and results of litigation;

      o interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

      o economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

      o     changes in the cost of raw materials used in our business;

      o the timing, impact and other uncertainties of acquisitions that we may consider or consummate; and

      o our ability to achieve anticipated synergies and other cost savings in connection with such acquisitions.

      These factors and the risk factors described in this document are all of the important factors of which we are aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

                                  RISK FACTORS

      You should carefully consider the following information with the other information contained or incorporated by reference in this prospectus.

Risk factors related to our business generally

Our business is cyclical and the current decline in demand in the electronic component industry may continue and may become more pronounced.

      We and others in the electronic and semiconductor component industry have for the past several years experienced a decline in product demand on a global basis, resulting in order cancellations and deferrals, lower average selling prices, and a material and adverse impact on our results of operations. This decline was primarily attributable to a slowing of growth in the personal computer and cellular telephone product markets. We have seen indications of improvements in the economy and electronic and semiconductor component industry and expect improvements in 2004. However, such expected or perceived improvements in the economy and the electronic and semiconductor component industry may not materialize. The slowdown may continue and may become more pronounced. A slowdown in demand, as well as recessionary trends in the global economy, make it more difficult for us to predict our future sales, which also makes it more difficult to manage our operations, and could adversely impact our results of operations.

We have incurred and may continue to incur restructuring costs.

      To remain competitive, particularly when business conditions are difficult, we attempt to reduce our cost structure through restructuring activities. This includes acquisition-related restructuring, where we attempt to streamline the operations of companies we acquire and achieve synergies between our acquisitions and our existing business. It also includes restructuring our existing businesses, where we seek to eliminate redundant facilities and staff positions and move operations, where possible, to jurisdictions with lower labor costs. In 2002, we recorded restructuring costs of approximately $48 million related to acquisitions and $31 million related to our existing businesses. We incurred approximately $29.6 million of additional restructuring and severance costs in 2003 and expect to continue to incur such costs during 2004.

In the past we have grown through acquisitions but this may not continue.

      Our long-term historical growth in revenues and net earnings has resulted in large part from our strategy of expansion through acquisitions. We cannot assure you, however, that we will identify or successfully complete transactions with suitable acquisition candidates in the future. We also cannot assure you that acquisitions that we complete in the future will be successful. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our other businesses, our results of operations, enterprise value, market value and prospects could all be materially and adversely affected.

Our debt levels have recently increased, which could adversely affect the perception in the financial markets of our financial condition.

      Our outstanding debt increased from approximately $141 million at the end of 2000 to approximately $838 million at the end of 2003. This increase reflects our issuance in August 2003 of $500 million in principal amount of 3 5/8% convertible subordinated notes due 2023, net of debt repaid with the proceeds of this issuance. It also reflects our acquisition activity, particularly the acquisition of General Semiconductor, Inc. in November 2001, in which we assumed approximately $170 million in convertible notes issued by General Semiconductor and $85 million in bank debt, and the acquisition of BCcomponents in December 2002, in which we issued or assumed indebtedness of approximately $275 million. The increase in indebtedness was offset somewhat by the repayment of outstanding debt with cash from operations. The marketplace could react negatively to our current debt levels which in turn could affect our share price and also make it more difficult for us to obtain financing in the future. Our higher debt level was one of the factors cited by Moody's Investor Services, Inc. when it announced in April 2003 that it had lowered our debt ratings. On July 31, 2003, Moody's announced that it had upwardly revised its ratings of our debt based on its belief that the restructuring of our credit facility and the issuance of the 3 5/8% convertible notes alleviates short term liquidity concerns. On October 31, 2003, Moody's announced that it had downgraded our ratings, citing what it termed the continuing weakness in our business, particularly our passives business, and the possibility of further special charges, particularly in connection with our tantalum purchase commitments.

      In June 2004, holders of our Liquid Yield Option(TM) Notes (LYONs) will have the right to "put" these notes to us at an aggregate price of approximately $235 million, giving effect to our repurchase of a portion of the LYONs with proceeds from our sale of the 3 5/8 convertible notes. We believe that, if necessary, we will have adequate cash resources to finance the purchase of any LYONs that are put to us. Also, we may elect to pay all or part of the purchase price for the LYONs that are put to us in shares of our common stock. Nevertheless, our obligation to purchase the LYONs in June 2004 could be a cause of concern in the financial markets and was another factor cited by Moody's when it downgraded our debt.

To remain successful, we must continue to innovate.

      Our future operating results are dependent on our ability to continually develop, introduce and market new and innovative products, to modify existing products, to respond to technological change and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, we could lose customers and experience adverse effects on our financial condition and results of operations.

Future acquisitions could require us to issue additional indebtedness or equity.

      If we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through bank borrowings or the issuance of public or private debt. This acquisition financing would likely decrease our ratio of earnings to fixed charges and adversely affect other leverage criteria. Under our existing credit facility, we are required to obtain the lenders' consent for certain additional debt financing and to comply with other covenants including the application of specific financial ratios. We are also restricted from paying cash dividends on our capital stock. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms when required. If we were to undertake an acquisition for equity, the acquisition may have a dilutive effect on the interests of the holders of our common stock.

Our results are sensitive to raw material availability, quality and cost.

      General: Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are significant price increases for these raw materials. For example, the prices for tantalum and palladium, two raw materials that we use in our capacitors, are subject to fluctuation. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market. Depending on the extent of the difference between market price and our carrying cost, this write-down could have a material adverse effect on our net earnings. As discussed below, we have recorded substantial write-downs of tantalum and palladium in the current economic downturn.

      From time to time there have been short-term market shortages of raw materials. While these shortages have not historically adversely affected our ability to increase production of products containing tantalum and palladium, they have historically resulted in higher raw material costs for us. We cannot assure you that any of these market shortages in the future would not adversely affect our ability to increase production, particularly during periods of growing demand for our products.


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(TM)Trademark of Merrill Lynch & Co., Inc.

      Tantalum: We are a major consumer of the world's annual production of tantalum. Tantalum, a metal purchased in powder or wire form, is the principal material used in the manufacture of tantalum capacitors. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. Due to the strong demand for our tantalum capacitors and difficulty in obtaining sufficient quantities of tantalum powder from our suppliers, we stockpiled tantalum ore in 2000 and early 2001. During 2001, we experienced a significant decrease in sales due to declining orders and the deferral or cancellation of existing orders. Our tantalum capacitor business was particularly impacted by the slowdown in sales. Prices for tantalum ore and powder decreased during this period. As a result, we recorded write-downs of $52,000,000 on tantalum during 2001.

      In June 2002, we agreed with Cabot Corporation to amend our two tantalum supply agreements for the supply by Cabot to us of tantalum powder and wire. Pursuant to the amendments, we and Cabot agreed to reduce volumes, and starting in 2003, prices of tantalum products under the agreements and to extend the term of one of the agreements by one year. We also agreed to purchase tantalum products at regular intervals over the term of the agreements. These amendments require us to purchase tantalum products in excess of our current usage requirements.

      In the fourth quarter of 2002, we took charges of approximately $106 million against our contractual commitments to purchase tantalum powder and wire from Cabot through 2006 and wrote-down approximately $25.7 million of our existing inventory of tantalum ore, powder and wire to present market value. In 2003, we took additional charges of approximately $11.4 million against our contractual commitments to purchase tantalum powder and wire from Cabot, and wrote-down inventory on hand by approximately $5.4 million to present market value. We did this because the current market prices of tantalum are substantially below the prices at which we are committed to purchase tantalum under our long-term contracts with Cabot and the prices at which we were carrying our tantalum raw materials inventory. If market prices for tantalum were to decline further, we could be required to record additional write-downs on our tantalum purchase commitments and inventory.

      Palladium: Palladium, a metal used to produce multi-layered ceramic capacitors, is currently found primarily in South Africa and Russia. Palladium is a commodity product subject to price volatility. The price of palladium has fluctuated in the range of approximately $148 to $1,090 per troy ounce during the last three years. As of December 31, 2003, the price of palladium was approximately $195 per troy ounce. During 2003, 2002 and 2001, we recorded write-downs on our palladium inventories of $1.6 million, $1.7 million and $18 million, respectively.

Our backlog is subject to customer cancellation.

      As of December 31, 2003, our backlog was $532 million. Many of the orders that comprise our backlog may be canceled by our customers without penalty. Our customers may on occasion double and triple order components from multiple sources to ensure timely delivery when backlog is particularly long. They often cancel orders when business is weak and inventories are excessive, a phenomenon that we have experienced in the current economic slowdown. Therefore, we cannot be certain the amount of our backlog does not exceed the level of orders that will ultimately be delivered. Our results of operations could be adversely impacted if customers cancel a material portion of orders in our backlog.

We face intense competition in our business, and we market our products to an increasingly concentrated group of customers.

      Our business is highly competitive worldwide, with low transportation costs and few import barriers. We compete principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. The electronics components industry has become increasingly concentrated and globalized in recent years and our major competitors, some of which are larger than us, have significant financial resources and technological capabilities.

      Our customers have become increasingly concentrated in recent years, and as a result, their buying power has increased and they have had greater ability to negotiate favorable pricing. This trend has adversely affected our average selling prices, particularly for commodity components.

We may not have adequate facilities to satisfy future increases in demand for our products.

      Our business is cyclical and in periods of a rising economy, we may experience intense demand for our products. During such periods, we may have difficulty expanding our manufacturing to satisfy demand. Factors which could limit such expansion include delays in procurement of manufacturing equipment, shortages of skilled personnel and capacity constraints at our facilities. If we are unable to meet our customers' requirements and our competitors sufficiently expand production, we could lose customers and/or market share. This loss could have an adverse effect on our financial condition and results of operations.

Future changes in our environmental liability and compliance obligations may harm our ability to operate or increase costs.

      Our manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing processes, employee health and safety labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging and responsibility for disposal of products or product packaging. We establish reserves for specifically identified potential environmental liabilities which we believe are adequate. Nevertheless, we often unavoidably inherit certain pre-existing environmental liabilities, generally based on successor liability doctrines. Although we have never been involved in any environmental matter that has had a material adverse impact on our overall operations, there can be no assurance that in connection with any past or future acquisition we will not be obligated to address environmental matters that could have a material adverse impact on our operations. In addition, more stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, we have entered into various administrative orders and consent decrees, some of which may be, under certain conditions, reopened or subject to renegotiations.

Our products may experience a reduction in product classification levels under various military specifications.

      We have qualified certain of our products under various military specifications, approved and monitored by the United States Defense Electronic Supply Center, and under certain European military specifications. These products are assigned certain classification levels. In order to maintain the classification level of a product, we must continuously perform tests on the product and the results of these tests must be reported to governmental agencies. If any of our products fails to meet the requirements of the applicable classification level, that product's classification may be reduced to a lower level. A decrease in the classification level for any of our products with a military application could have an adverse impact on the net sales and earnings attributable to that product.

Risk factors relating to Vishay's operations outside the United States

We obtain substantial benefits by operating in Israel, but these benefits may not continue.

      We have increased our operations in Israel over the past several years. The low tax rates in Israel applicable to earnings of our operations in that country, compared to the rates in the United States, have had the effect of increasing our net earnings, although this was not the case in 2002. Also, we have benefited from employment incentive grants made by the Israeli government. Recently, the Israeli government suspended payment on one of these grants after we were forced to lay off a significant number of employees as a result of the current economic downturn. Although we reached agreement with the Israeli government to resume payment on this grant, there can be no assurance that we will maintain our eligibility for this or other existing project grants. There can also be no assurance in the future the Israeli government will continue to offer new grant and tax incentive programs applicable to us or that, if it does, such programs will provide the same level of benefits we have historically received or that we will continue to be eligible to take advantage of them. Any significant increase in the Israeli tax rates or reduction or elimination of the Israeli grant programs that have benefited us could have an adverse impact on our results of operations.

We attempt to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense.

      Our strategy is aimed at achieving significant production cost savings through the transfer and expansion of manufacturing operations to and in countries with lower production costs, such as Israel, Mexico, Portugal, the Czech Republic, Malaysia, the Republic of China (Taiwan) and the People's Republic of China. In this process, we may experience under-utilization of certain plants and factories in high labor cost regions and capacity constraints in plants and factories located in low labor cost regions. This under-utilization may result initially in production inefficiencies and higher costs. These costs include those associated with compensation in connection with work force reductions and plant closings in the higher labor cost regions, and start-up expenses, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower labor cost regions.

      As we implement transfers of certain of our operations we may experience strikes or other types of labor unrest as a result of lay-offs or termination of our employees in high labor cost countries.

We are subject to the risks of political, economic and military instability in countries outside the United States in which we operate.

      We have operations outside the United States, and approximately 74% of our revenues during 2002 were derived from sales to customers outside the United States. Some of the countries in which we operate have in the past experienced and may continue to experience political, economic and military instability or unrest. These conditions could have an adverse impact on our ability to operate in these regions and, depending on the extent and severity of these conditions, could materially and adversely affect our overall financial condition and operating results. In particular, current tensions in the Middle East could adversely affect our business operations in Israel and elsewhere.

Our business was affected by the outbreak of SARS in 2003 and the effects of that outbreak may linger.

      The outbreak of severe acute respiratory syndrome, or SARS, that began in the People's Republic of China adversely affected our business during the first six months of 2003, particularly in Asia where we derived approximately 36% and 38% of our revenue in 2003 and 2002, respectively. This impact included disruptions in the operations of our customers, a slowdown in customer orders and reduced sales in certain end markets. If the outbreak of SARS or like diseases were to recur in Asia on a comparable level, we could experience similar disruptions to our business.

Risk factors relating to Vishay's capital structure

The holders of our Class B common stock have voting control of Vishay.

      The holders of our Class B common stock have voting control of Vishay. We have two classes of common stock: common stock and Class B common stock. The holders of our common stock are entitled to one vote for each share held, while the holders of our Class B common stock are entitled to 10 votes for each share held. Currently, the principal holder of our Class B common stock, our chairman and chief executive officer, controls approximately 50.5% of our outstanding voting power. As a result, this holder of Class B common stock can cause the election of directors and approve other actions as a stockholder without the approval of other stockholders of Vishay.

The existence of our Class B common stock may deprive other stockholders of a premium value for their shares in a takeover.

      The control that holders of our Class B common stock have over our company may make us less attractive as a target for a takeover proposal. It may also make discourage a merger proposal or foreclose a proxy contest for the removal of the incumbent directors, even if such actions were favored by a substantial majority of our stockholders other than the holders of our Class B common stock. Accordingly, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of Vishay with or by another company.

We have a staggered board of directors which could make a takeover of Vishay difficult.

      At our most recent annual meeting of stockholders, our stockholders approved a proposal to stagger our board of directors. A staggered board of directors might discourage, delay or prevent a change in control of our company by a third party and could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. Also, as a consequence of our staggered board, directors may not be removed without cause, even though a majority of stockholders may wish to do so.

Risk factors relating to the offering

There may be no active trading market for the warrants.

      Before the offering, there has been no established trading market for our class A warrants or our class B warrants. We do not intend to list the warrants on a national securities exchange or seek admission of the warrants for quotation through any automated quotation system. Moreover, we cannot assure you as to the development or liquidity of any market for the warrants, the ability of the warrant holders to sell their warrants or any portion of those warrants or the price at which holders would be able to sell their warrants or any portion of those warrants.

Exchange of the notes or exercise of the warrants will dilute the ownership interests of existing stockholders.

      The exchange of some or all of the notes or the exercise of some or all of the warrants will dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such exchange or exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the warrants may encourage short selling by market participants because exercise of the warrants could depress the price of our common stock.

                               RECENT DEVELOPMENTS

Results for the Quarter and Year Ended December 31, 2003

      On February 6, 2004, we announced our unaudited financial results for the quarter and year ended December 31, 2003. Sales for the quarter ended December 31, 2003 were $567.2 million, as compared to sales of $459.4 million for the quarter ended December 31, 2002. Net earnings for the quarter ended December 31, 2003 were $10.3 million, or $0.06 per share, compared with a net loss for the quarter ended December 31, 2002 of $123.8 million, or $0.78 per share. Earnings for the quarter ended December 31, 2003 were impacted by restructuring and severance costs of $10.3 million and a write-down of tantalum inventories on hand to market value of $1.2 million, offset by a gain on an insurance claim of $3.5 million. The quarter ended December 31, 2002 included charges for restructuring, inventory write-downs, a loss on purchase commitments, and other charges of $162.4 million. Our book-to-bill ratio for the fourth quarter was 1.14, reflecting a book-to-bill for our actives business of 1.23 and a book-to-bill for our passives business of 1.06. Bookings for fourth quarter 2003 increased to $648 million, a sequential increase of 18% over third quarter 2003 bookings of $550 million. Our backlog increased by $98 million during the fourth quarter to $532 million at December 31, 2003.

      Sales for the year ended December 31, 2003 were $2.171 billion, compared to sales of $1.823 billion for the year ended December 31, 2002. Net earnings for the year ended December 31, 2003 were $26.8 million, or $0.17 per share, compared with a net loss for the year ended December 31, 2002 of $92.6 million, or $0.58 per share. Earnings for the year ended December 31, 2003 were impacted by restructuring and severance costs of $29.6 million, a loss on extinguishment of debt of $9.9 million, a loss on long-term purchase commitments of $11.4 million, and a write-down of tantalum inventories on hand to market value of $5.4 million, offset by a gain on an insurance claim of $33.9 million. The year ended December 31, 2002 included charges for restructuring, inventory write-downs, a loss on purchase commitments and other charges of $169.9 million.

      During the fourth quarter of 2003, we saw strength in our bookings and increases in our backlogs not only in our actives business, but now also in our passives business. There is an overall decrease in the rate of price declines and in some of our products, where there are long lead times, even some price increases. The sales increase for the quarter ended December 31, 2003 included $64 million of sales from the acquisition of BCcomponents in December 2002. We are on track with the integration of BCcomponents and the $70 million of cost savings related to this integration. We are also on track with the integration of our Measurements Group's transducer acquisitions. We continued to generate cash from operations during 2003, and our cash position was $555 million at December 31, 2003. We believe that our strategy of a broad product line, opportunistic acquisitions, new product introductions and cost reduction efforts have enabled us to generate operating profits this year despite the difficult times and now will be the foundation for future growth as the economy turns positive.

      The tables that follows reflect Vishay and its subsidiaries unaudited summary of operations for the three months ended December 31, 2003 and 2002 and the years ended December 31, 2003 and 2002 and unaudited consolidated condensed balance sheets as of December 31, 2003 and 2002.


                  VISHAY INTERTECHNOLOGY, INC. AND SUBSIDIARIES
         Summary of Operations (In thousands, except per share amounts)
                                   (Unaudited)


                                                                Three Months Ended                   Year Ended
                                                                   December 31,                      December 31,

                                                               2003            2002              2003             2002
                                                            -----------     -----------      -----------      ----------

Net Sales                                                   $   567,199     $   459,377      $ 2,170,597      $ 1,822,813

                             GROSS PROFIT (LOSS)                124,666         (39,457)         468,938          262,273
                                                                   22.0%          -8.6%             21.6%            14.4%

Selling, general, and administrative expenses                    96,868          82,667          381,406          311,251
Restructuring and severance costs                                10,302          23,472           29,560           30,970
                                                            -----------     -----------      -----------      -----------

                         OPERATING INCOME (LOSS)                 17,496        (145,596)          57,972          (79,948)
                                                                    3.1%         -31.7%              2.7%           -4.4%

                     OTHER INCOME AND (EXPENSE):

Interest expense                                                 (8,640)         (7,605)         (37,831)         (28,761)
Minority interest                                                (2,217)         (2,872)          (8,056)          (9,469)
Loss on extinguishment of debt                                     --              --             (9,910)            --
Gain on insurance claim                                           3,545            --             33,906             --
Other                                                             2,303           3,909            2,289            8,664
                                                            -----------     -----------      -----------      -----------
                                                                 (5,009)         (6,568)         (19,602)         (29,566)
                                                            -----------     -----------      -----------      -----------

             EARNINGS (LOSS) BEFORE INCOME TAXES                 12,487        (152,164)          38,370         (109,514)

Income taxes                                                      2,148         (28,399)          11,528          (16,900)
                                                            -----------     -----------      -----------      -----------

                             NET EARNINGS (LOSS)            $    10,339     $  (123,765)     $    26,842      $   (92,614)
                                                            ===========     ===========      ===========      ===========
                                                                    1.8%         -26.9%              1.2%           -5.1%

Basic earnings (loss) per share                             $      0.06     $     (0.78)     $      0.17      $     (0.58)

Diluted earnings (loss) per share                           $      0.06     $     (0.78)     $      0.17      $     (0.58)

Weighted average shares outstanding - basic                     159,767         159,537          159,631          159,413

Weighted average shares outstanding - diluted                   161,258         159,537          160,443          159,413

(1) Gross profit for the quarter and year ended December 31, 2003 include writedowns of raw material inventory to lower of cost or market ($1,221,000 and $5,406,000, respectively) and an accrual of loss on long-term purchase commitments ($0 and $11,392,000, respectively).

(2) Gross profit for the quarter and year ended December 31, 2002 include a writedown of raw material inventory to lower of cost or market ($26,800,000 and $27,400,000, respectively) and an accrual of loss on long-term purchase commitments ($106,000,000).

                  VISHAY INTERTECHNOLOGY, INC. AND SUBSIDIARIES
              Consolidated Condensed Balance Sheets (In thousands)
                                   (Unaudited)

                                                           December 31
                                                       2003           2002
                                                   ----------------------------
Assets

Current assets:
  Cash and cash equivalents                        $   555,540      $   339,938
  Accounts receivable                                  374,240          343,511
  Inventories:
   Finished goods                                      171,447          219,769
   Work in process                                     154,532          142,846
   Raw materials                                       189,413          191,451
  Deferred income taxes                                 48,471           47,297
  Prepaid expenses and other
   current assets                                      143,610          188,881
                                                   ----------------------------
Total current assets                                 1,637,253        1,473,693

Property and equipment - at cost:
  Land                                                 110,021          118,000
  Buildings and improvements                           375,178          339,869
  Machinery and equipment                            1,644,270        1,609,931
  Construction in progress                              85,169           61,830
                                                   ----------------------------
                                                     2,214,638        2,129,630
  Less allowances for depreciation                    (994,843)        (854,780)
                                                   ----------------------------
                                                     1,219,795        1,274,850

Goodwill                                             1,466,714        1,356,293

Other intangible assets                                128,955          122,417

Other assets                                           119,796           87,906
                                                   ----------------------------
Total assets                                       $ 4,572,513      $ 4,315,159
                                                   ============================

Liabilities and stockholders' equity

Current liabilities:
  Notes payable to banks                           $    17,511      $    18,161
  Trade accounts payable                               158,182          123,999
  Payroll and related expenses                         111,842          103,184
  Other accrued expenses                               290,208          303,609
  Income taxes                                          10,112            8,734
  Current portion of long-term debt                      1,282           18,550
                                                   ----------------------------
Total current liabilities                              589,137          576,237

Long-term debt - less current portion                  836,606          706,316
Deferred income taxes                                   35,036           52,935
Deferred income                                         27,659           42,345
Other liabilities                                      248,652          279,462
Accrued pension and other post
 retirement costs                                      239,950          223,092

Minority interest                                       83,215           75,985

Stockholders' equity:
  Common Stock                                          14,467           14,429
  Class B convertible Common Stock                       1,538            1,538
  Capital in excess of par value                     1,917,009        1,910,994
  Retained earnings                                    550,196          523,354
  Unearned compensation                                   (306)            (413)
  Accumulated other comprehensive
   income (loss)                                        29,354          (91,115)
                                                   ----------------------------
Total stockholders' equity                           2,512,258        2,358,787
                                                   ----------------------------
Total liabilities and stockholders'
 equity                                            $ 4,572,513      $ 4,315,159
                                                   ============================

                                 USE OF PROCEEDS

      We will not receive any cash proceeds from the sale of warrants or our common stock by the selling securityholders.

      If the class A warrants are exercised in full, we would realize proceeds, before expenses, in the amount of $140,000,000. If the class B warrants are exercised in full, we would realize proceeds, before expenses, in the amount of $55,252,928. If we spin off a subsidiary or business unit, any warrants then outstanding, under certain circumstances, would be exchanged in part for warrants of the spin-off entity. In that case, the amount of proceeds that we would realize upon exercise of the warrants would be lower.

      The net proceeds of the exercise of the warrants will be used to pay down any outstanding debt on our revolving credit facility that may exist at the time and for general corporate purposes.

                          DESCRIPTION OF CAPITAL STOCK

      The aggregate number of shares of capital stock which Vishay has authority to issue is 341,000,000 shares: 1,000,000 shares of preferred stock, par value $1.00 per share, 300,000,000 shares of common stock, par value $0.10 per share, and 40,000,000 shares of Class B common stock, par value $0.10 per share. No shares of preferred stock have been issued. At February 26, 2004, there were 145,531,124 shares of common stock and 14,979,440 shares of Class B common stock outstanding.

Common Stock

      After any required payment on shares of preferred stock, holders of common stock and Class B common stock are entitled to receive, and share ratably on a per share basis in, all dividends and other distributions declared by the board of directors of Vishay. In the event of a stock dividend or stock split, holders of common stock will receive shares of common stock and holders of Class B common stock will receive shares of Class B common stock. Neither the common stock nor the Class B common stock may be split, divided or combined unless the other is split, divided or combined equally.

      The holders of common stock are entitled to one vote for each share held. Holders of Class B common stock are entitled to 10 votes for each share held. The common stock and the Class B common stock vote together as one class on all matters subject to stockholder approval, except as set forth in the following sentence. The approval of the holders of common stock and of Class B common stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B common stock other than in connection with stock splits and stock dividends.

      Shares of Class B common stock are convertible into shares of our common stock on a one-for-one basis at any time at the option of the holder thereof. The Class B common stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for the benefit of the holder, the holder's spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder's spouse or relatives, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B common stock will be automatically converted into shares of our common stock on a one-for-one basis.

      Neither the holders of common stock nor the holders of Class B common stock have any preemptive rights to subscribe for additional shares of capital stock of Vishay.

      Our common stock is listed on the New York Stock Exchange. There is no public market for shares of our Class B common stock. All outstanding shares of common stock and Class B common stock are, and upon exchange of the notes or exercise of the warrants, the shares of common stock issuable upon exchange of the notes and exercise of the warrants will be, validly issued, fully paid and non-assessable.

Preferred Stock

      Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designation, preferences, rights and any qualification, limitations, or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series. No shares of our preferred stock are currently outstanding.

Other Matters

      We have a staggered board of directors, with one third of the board being elected each year. As a consequence, directors may not be removed other than for cause.

      We are subject to Section 203 of the Delaware General Corporation Law which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of our voting stock.

      We furnish to our stockholders annual reports containing financial statements certified by an independent public accounting firm.

      American Stock Transfer & Trust Company is the transfer agent and registrar of our common stock and Class B common stock.

Common Stock Offered Pursuant to this Prospectus

      The common stock covered by this prospectus includes common stock issuable upon exercise of the warrants and upon exchange of the notes. For a description of the warrants, see "Description of the Warrants."

      We issued the notes and entered into a related put and call agreement in connection with the acquisition of BCcomponents to the holders of $105 million principal amount of mezzanine debt of BCcomponents in exchange for the mezzanine debt and certain other securities of BCcomponents. The notes were issued pursuant to the terms of a note purchase agreement and the notes, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part and to which reference is made for a definitive description of the terms of the notes.

      The notes bear interest at LIBOR plus 1.5% for any interest period ending on or prior to December 31, 2006, and LIBOR thereafter. If at any time beginning on the date of issue of the notes and ending on December 31, 2010 our common stock trades at a price above $45.00 per share over a specified measuring period, the interest rate will be reduced for all interest periods beginning on or after January 1, 2011 to one-half LIBOR. Interest on the notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 in each year beginning on December 31, 2002.

      The notes are subject to a put and call agreement executed by us for the benefit of the holders of the notes. A copy of the put and call agreement is filed as an exhibit to the registration agreement of which this prospectus forms a part. Under the agreement, note holders may "put" the notes to us at an exchange price of one share of our common stock for $17.00 principal amount of the notes, or 6,176,467 shares of our common stock in the aggregate. We may similarly call the notes in exchange for shares of our common stock at the same exchange price at any time beginning on January 2, 2018 and ending on the date that is 30 days prior to the maturity date of the notes. If the price of our common stock has not traded above $35.00 per share over a specified measuring period prior to the call, the number of shares issuable in the call will be the principal amount of the notes divided by the then current market price for the shares, or we may call the notes for cash equal to the principal amount of the notes. Common stock issued in exchange for notes on exercise of the put or the call will be in satisfaction of our obligation to pay the principal of the notes and all interest accrued but unpaid to the date of exchange.

      Unless the notes are otherwise previously redeemed, repaid or repurchased, upon maturity at December 31, 2102, we will pay the principal of the notes plus accrued and unpaid interest up to the maturity date.

      The exchange price, and in some cases the cash that we or a successor may be required to pay, under the put and the call are subject to anti-dilution and transactional adjustments under the terms of the put and call agreement, to which reference is made for a description of these adjustments. In the event of a spin-off transaction of the type described below under "Description of the Warrants--Adjustments--Spin-offs," other notes of Vishay, having the same terms and provisions but a lesser principal amount, may be substituted for the notes. This prospectus covers the shares of our common stock issuable upon exchange of the replacement notes as well.

                           DESCRIPTION OF THE WARRANTS

      On December 13, 2002, we acquired all of the outstanding shares of BCcomponents in exchange for class A warrants to acquire 7,000,000 shares of our common stock at an exercise price of $20.00 per share and class B warrants to acquire 1,823,529 shares of our common stock at an exercise price of $30.30 per share. With the exception of the exercise price, the class A warrants and the class B warrants have identical terms and provisions. Unless otherwise indicated, we use the term warrants to refer to the class A warrants and the class B warrants. The following summary description of the warrants sets forth some general terms and provisions of the warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrants and the warrant agreement, pursuant to which the warrants were issued, copies of which have been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the text of the warrant agreement and the warrants because those documents, and not this description, define your complete rights as a warrant holder.

Exercise Period

      The warrants may be exercised at any time from and after the date the warrants were issued until the expiration date by any holder other than an initial holder of the warrants or an affiliate of an initial holder. The warrants may be exercised at any time from and after December 13, 2003, the first anniversary of the date the warrants were issued, until the expiration date by an initial holder of the warrants or an affiliate of an initial holder. The warrants expire on December 13, 2012, ten years from the date of issuance.

Exercise Price and Other Terms

      Each class A warrant entitles its holder to purchase the shares of our common stock specified on the face of the class A warrant at an exercise price of $20.00 per share, and each class B warrant entitles its holder to purchase the shares of our common stock specified on the face of the class B warrant at an exercise price of $30.30 per share. The exercise price of the warrants is subject to adjustment in accordance with the anti-dilution and transactional adjustment provisions described below. Each warrant holder will be able to exercise the warrants, in whole or in part, by delivering to us the certificate representing the warrants, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of our common stock as to which the warrant is being exercised. The exercise price is payable in cash or by check payable to the order of Vishay Intertechnology, Inc., except upon exercise of the warrants in an underwritten public offering or in a block trade (see "Transfer and Exercise of Warrants" below).

      We will not issue any fractional shares of our common stock upon the exercise of the warrants. We will pay a cash adjustment instead of fractional shares equal to the product resulting from multiplying the fractional amount by the daily market value of one share of our common stock on the trading day prior to the date the warrant is exercised.

      Upon exercise of any warrant, we will deliver a stock certificate representing the number of shares that were exercised under the warrant. If the warrant is not fully exercised, we will execute a new warrant certificate exercisable for the remaining shares and deliver the new warrant certificate at the same time as the stock certificate for the exercised shares.

Adjustments

      The exercise price of the warrants and the number of shares of our common stock purchasable upon the exercise of the warrants is subject to adjustment in certain situations.

      In the description of the adjustments that follows, we use the following terms and concepts:

      The Black-Scholes value of the warrants is to be determined on the basis of the Black-Scholes methodology by an investment banking firm of national reputation and standing, selected by us and reasonably acceptable to a majority of the warrant holders, but the Black-Scholes Value of a warrant cannot exceed the daily market price of our common stock on the day immediately preceding the transaction in question. For purposes of applying the Black-Scholes methodology, the price per share of our common stock is deemed to be the average of the daily market prices for the ten full trading days ending ten trading days prior to the first public announcement of the relevant transaction, and the methodology is to be applied as if the relevant transaction had not occurred.

      Daily market price. Daily market price means, for any trading day, the volume-weighted average of the per share selling prices on that trading day of our common stock or other relevant security on the principal market on which the relevant security is then quoted. If there are no sales of the security on the trading day, daily market price means the average of the high bid and low ask price for the relevant security on the last trading day on which a sale was reported. If the security is not traded so that there are no bid and ask prices, the daily market price will be the per share fair market value of the relevant security as determined by an investment banking firm of national reputation and standing that we select and that is reasonably acceptable to a majority of the warrant holders.

      Majority of the warrant holders means, at any time, the holders of warrants that are exercisable for more than 50% of the shares for which all outstanding warrants are exercisable at that time. Whenever reasonable approval of a majority of the warrant holders is required for any action or determination, that approval is deemed to be given if a majority of the warrant holders do not reasonably object to the action or determination by written notice to us within ten business days of the date on which notice of the action or determination is first given to the holders.

      Declaration of Stock Dividend, Splits, Reverse Splits or Reclassification or Reorganization; Other Distributions. We will make the following adjustments if we declare a stock dividend, split, reverse split, if there is a reclassification or reorganization of our common stock or if we make distributions on our common stock. In each case, we will issue a notice to each warrant holder at least ten business days before the record date of the adjustment. Any adjustment will become effective immediately after the effective date of the adjustment retroactive to the record date, if any.

      If we declare any dividend or other distribution payable in shares of common stock or subdivide the outstanding shares of our common stock into a greater number of shares, then the exercise price per share of the warrants will be decreased proportionately, and the number of shares of our common stock issuable upon exercise of the warrant will be increased proportionately.

      If we combine the outstanding shares of our common stock into a smaller number of shares, then the exercise price per share of the warrants will be increased proportionately, and the number of shares of our common stock issuable upon exercise of the warrants will be decreased proportionately.

      If we issue to holders of our shares of common stock any indebtedness, shares of our stock or any other securities by reclassification of our common stock; distribute to holders of our shares of common stock any rights, options or warrants to purchase or subscribe for any evidence of indebtedness, shares of our stock (other than distributions in connection with adjustments for issuances of any rights, options or warrants, or spin-offs) or any other securities; distribute to holders of our shares of common stock cash (other than regular quarterly or semi-annual cash dividends) or other property; or issue by means of a capital reorganization our other securities in lieu of our common stock or in addition to our common stock, then the warrants will be adjusted so that each warrant will be exercisable into the kind and number of our shares or other securities or securities of any successor entity, or cash or other property that the warrant holder would have owned or have been entitled to receive had the warrant holder exercised the warrants immediately prior to any of these events.

      Rights Issuance. We will make the following adjustments if we distribute any rights, options or warrants to holders of our common stock:

      o If we distribute any rights, options or warrants to holders of our common stock entitling them, for a period of 60 days or less after the record date for determination of the stockholders entitled to receive these rights, to purchase or subscribe for shares of our common stock at a price per share less than 90% of the daily market price of our common stock on the record date, then we will increase the number of shares issuable upon exercise of the warrants in the proportion that

            o the maximum number of shares issuable upon exercise of the warrants plus the number of outstanding shares, bears to

            o the maximum number of shares that would have been issuable upon exercise price of the warrants had their exercise price been the average market price for Vishay common stock over a specified trading period plus the number of outstanding shares.

      The adjustment will be made in accordance with the following formula:

                        N = No x (O + A)/ (O +C/M))

      where:

      N     =  the  adjusted  number of shares  issuable  upon  exercise  of a warrant;

      No    =  the number of shares issuable upon exercise of a warrant prior to the adjustment;

      O     =  the number of shares outstanding immediately prior to the issuance of the rights, options or warrants;

      A     =  the maximum number of shares  issuable  pursuant to the rights, options or warrants;

      C     =  the aggregate consideration that we will receive for the issuance of our common stock upon exercise of the rights, options or warrants; and

      M     =  the average of the daily market prices of our common stock for the ten consecutive trading days immediately preceding the record date.

      The exercise price of the warrants will be correspondingly reduced. If less than all of the rights, options or warrants have been exercised upon the expiration of such rights, options or warrants, the number of shares issuable upon exercise of the warrants and corresponding adjustment to the exercise price of the warrants will be readjusted based on the number of rights, options or warrants actually exercised.

      If we distribute any rights, options or warrants to holders of our common stock entitling them, for a period of more than 60 days after the record date, to purchase or subscribe for shares of our common stock at a price per share less than 90% of the daily market price of our common stock on the record date, then we will distribute the same rights, options or warrants to the warrant holders on the record date as if the warrant holders had exercised their warrants immediately prior to the record date.

      Liquidation or Dissolution. If we liquidate, dissolve or wind up our affairs, other than in connection with a consolidation, merger or sale or conveyance of all or substantially all of our assets or a spin-off transaction, then the warrants will terminate and expire at the close of business on the last full business day before the earliest record date fixed for the payment of any distributable amount on our common stock. At least ten business days prior to the record date, we will provide each warrant holder with notice of the liquidation, dissolution or winding up of affairs. Upon exercise of the warrants, each warrant holder will receive consideration in the liquidation on the same basis as holders of our common stock or other securities of any other class for which the warrants are then exercisable.

      Merger or Consolidation. If any person or entity acquires us in a transaction in which we are merged with or into or consolidated with another person or entity, or if we sell or convey all or substantially all of our assets to another person or entity, then we will make the adjustments described below. In each case, we will give written notice to each warrant holder of any change at least ten business days prior to the effective date of the change. These provisions do not apply to a transaction in which we are the surviving entity and have reporting obligations under the Securities Exchange Act because of the registration of our equity securities.

      The warrant holder will receive, at the holder's election, either:

      o upon exercise of the warrants, including the payment of the exercise price therefor, the kind and number of shares, securities, cash, assets or other property which the holder would otherwise have been entitled to receive in the transaction had the holder exercised the warrants before the transaction, or

      o the Black-Scholes value of the warrants in cash, or in certain circumstances, in securities of the purchaser. This cash-out option may not be available in certain circumstances if it would interfere with the tax or accounting treatment of the transaction.

      If the acquirer is a reporting company under the Securities Exchange Act, and the acquirer is offering a combination of cash and shares, then the warrant holder may elect to receive a combination of:

      o a warrant exercisable for securities of the acquirer in an amount and at an exercise price described below, but otherwise having the same terms as the Vishay warrants, and

      o     a cash amount calculated as described below.

      The exercise price for the acquirer warrants will be the exercise price for the Vishay warrants multiplied by the ratio of the market value of a share of our common stock averaged over a specified trading period to the market price of share of acquirer stock averaged over the same period. The formula for determining the exercise price of the acquirer warrants is as follows:

                        Ea   =    (Eo   x   (Pa/Pt))

      where:

      Ea = the per share exercise price of the acquirer warrants;

      Eo = the per share exercise price of the Vishay warrants;

      Pt = the average of the daily market prices of our common stock for the ten consecutive trading days immediately preceding the effective date of the transaction; and

      Pa = the average daily market price of the acquirer shares for the ten consecutive trading days immediately preceding the effective date of the transaction.

      The number of acquirer shares issuable upon exercise of an acquirer warrant will be the number of shares exercisable upon exercise of the Vishay warrant multiplied by the number of acquirer shares delivered for each Vishay share in the transaction. The formula for determining this number is as follows:

                        Na = a x No
      where:

      Na    =  the number of shares issuable upon exercise of the acquirer warrant;

      a     =  the number of acquirer shares delivered in the transaction to holders of our common stock for each share of our common stock; and

      No    =  the number of shares issuable upon exercise of the original
               Vishay warrant;

      The amount of cash (or in certain circumstances the value of securities of the acquirer) will be determined by multiplying the Black-Scholes value of the Vishay warrant by the fraction of the total value of the consideration payable to Vishay stockholders in the transaction attributable to the cash that they receive. The formula for this determination is as follows:

                          AC = BSw x (1-((a x Pa) /C ))

      where the symbols defined above have the same meanings here and:

      AC     =    the cash amount;

      BSw    =    the Black-Scholes value of the Vishay warrant; and

      C      =    the total fair market value of the consideration delivered in the transaction to holders of our common stock for each share of our common stock. For purposes of determining this amount:

                        o the fair market value of the component of the consideration consisting of shares of the acquirer is deemed to be the average daily market price of the acquirer shares for the ten consecutive trading days immediately preceding the effective date of the transaction multiplied by the number of acquirer shares delivered in the transaction for each share of our common stock;

                        o the fair market value of any cash component is the amount of the cash delivered in the transaction for each share of our common stock; and

                        o the fair market value of any other consideration delivered in the transaction for each share of our common stock will be as determined by an investment banking firm of national reputation and standing selected by us and reasonably acceptable to a majority of the warrant holders.

This cash-out election may not be available in certain circumstances if it would interfere with the tax or accounting treatment of the transaction. Under these circumstances, a warrant holder may elect to receive shares of the acquirer having a fair market value (determined as described above) equal to the cash amount, provided this would not interfere with the tax or accounting treatment of the transaction.

      We will give the warrant holders notice of any transaction to which this discussion relates at least ten business days prior to the effective date of the transaction and earlier in certain circumstances.

      Spin-offs. We refer to a distribution to all holders of our common stock consisting of the capital stock of one of our subsidiaries or other business units as a spin-off. If a spin-off were to occur, each holder of a warrant on the date of the spin-off distribution will be entitled to receive a warrant to purchase the number of shares of capital stock of the spin-off company that the holder would have received had the holder exercised the warrant immediately prior to the record date for the spin-off. The terms of the spin-off warrants will be the same as the Vishay warrants, except that the exercise price of the spin-off warrant will be determined by multiplying the exercise price of the Vishay warrant by the ratio of the market value of a spin-off share, averaged over a specified period following the spin-off, to the combined value of Vishay shares and spin-off shares, averaged over the same period, that Vishay stockholders will hold following the spin-off for each share of Vishay stock that they held prior to the spin-off. The formula for this determination is as follows:

                          Es = Eo x Ps / (Pp+ (r x Ps))

      where:

      Es    =  the per share exercise price of the spin-off warrants;

      Eo    =  the per share exercise price of the Vishay warrants;

      r     =  the number of spin-off shares, which may be one or a fraction less than or greater than one, distributed in the spin-off in respect of each share of our common stock; and

      Ps    =  the average daily market price of the spin-off shares for the ten consecutive trading days following the date of the spin-off. If, however, the spin-off shares do not begin trading within two trading days after the date of the spin-off or do not trade for at least ten consecutive trading days within 20 days after the spin-off, then this quantity will mean the per share fair market value of the spin-off shares as of the date of the spin-off, determined by an investment banking firm of national reputation and standing selected by us and reasonably acceptable to a majority of the warrant holders on the record date for the spin-off.

      Pp    =  the average of the daily market prices of our common stock for the ten consecutive trading days following the date on which the spin-off is consummated;

      Following the spin-off, the exercise price of each Vishay warrant will be adjusted by multiplying the exercise price by the ratio of the market value of a share of Vishay stock, averaged over a specified period following the spin-off, to the combined value of Vishay shares and spin-off shares, averaged over the same period, that Vishay stockholders will hold following the spin-off for each share of Vishay stock that they held prior to the spin-off. The formula for this adjustment is as follows:

                          En = Eo x Pp / (Pp+ (r x Ps))

      where:

      En    =  the adjusted exercise price of the warrants per share of our common stock,

      with the other symbols in the formula having the meanings specified in the preceding formula.

      If distribution of spin-off shares to the warrant holders would, in the reasonable opinion of our counsel, prevent the tax-free nature of the spin-off or require us to register the spin-off with the SEC when we would not otherwise be required to do so, then the warrant holders will not receive warrants in the spin-off company. Instead, the number of shares issuable upon exercise of a Vishay warrant will be increased by the ratio of the combined value of Vishay shares and spin-off shares, averaged over a specified period following the spin-off, that Vishay stockholders will hold following the spin-off for each share of Vishay stock that they held prior to the spin-off to the market value of a Vishay share, averaged over the same period. The formula for this increase is as follows:

                          Nn = No x (Pp + (r x Ps))/Pp

      where:

      Nn    =  the adjusted number of shares issuable upon exercise of a warrant; and

      No    =  the number of shares issuable upon exercise of the warrant prior to adjustment,

      with the other symbols in the formula having the meanings specified in the second preceding formula.

      In this case, the exercise price of the warrants will be decreased by the ratio of the number of shares of Vishay stock issuable upon exercise of a warrant prior to the spin-off to the number of Vishay shares issuable upon exercise following the spin-off. The formula for this decrease is as follows:

                        En    =    Eo   x   (No/Nn)

      where:

      En    =  the adjusted exercise price of the warrants per share of our common stock; and

      Eo    =  the exercise price per share of our common stock of the warrants immediately prior to adjustment for the spin-off,

      with the other symbols in the formula having the meanings specified in the preceding formula.

      We will give the warrant holders notice of any spin-off at least ten business days prior to the record date for the spin-off.

Warrant Agent

      We have appointed our transfer agent, American Stock Transfer & Trust Co., to serve as warrant agent. The warrant agent will issue, transfer and exchange the certificates for the warrants. Upon exercise of the warrants by the warrant holders, the warrant agent will notify us to issue or cause to be issued the certificates representing the appropriate number of shares of our common stock or other consideration issuable upon exercise of those warrants.

      We have agreed to pay the warrant agent reasonable compensation for its services and to reimburse us for its reasonable expenses. We have also agreed to indemnify the warrant agent from all damages arising in connection with the warrant agent's execution of its duties and powers under the warrant agreement, except for any damages arising as a result of the warrant agent's gross negligence or willful misconduct.

      The warrant agent may resign upon 30 days' prior written notice. At least 15 days before the effective date of the resignation, the warrant agent will, at our expense, cause to be mailed a copy of its notice of resignation to each warrant holder. Upon the resignation of the warrant agent, we may, in our sole discretion, appoint a new warrant agent. If we do not appoint a new warrant agent within 30 days after we have been notified in writing of the former warrant agent's resignation, then any warrant holder may apply to a court for the appointment of a new warrant agent. Each new warrant agent will have the same powers, rights, duties and responsibilities as if it had been originally named as the warrant agent.

Warrant Holder Not a Stockholder

      Neither the warrant agreement nor any of the warrants entitles any warrant holder to any voting or other rights of a holder of shares of our common stock.

Transfer and Exercise of Warrants

      Each warrant may be presented for transfer at any time on or prior to its expiration date, after which date each warrant will become wholly void and of no value. Any proposed transfer of the warrants must be made pursuant either to an exemption from the registration requirements of the Securities Act or to an effective registration statement. In addition, each transfer must be made in accordance with the applicable securities laws of any state of the United States or any other applicable jurisdiction.

      Prior to any transfer, a warrant holder must deliver written notice to us and to the warrant agent of his, her or its intention to transfer the warrants. If the transfer of the warrants is being made pursuant to an exemption from the registration requirements of the Securities Act, then we may also require that the warrant holder deliver to us an agreement by the transferee to be bound by certain restrictions on transfer set forth in the warrant agreement. We may also require an opinion of counsel that the transfer complies with applicable securities laws.

      The warrant agent will register all transfers of outstanding warrant certificates in the warrant register. Upon registration of the transfer, the warrant agent will issue a new warrant certificate to the transferee and cancel the surrendered warrant certificate.

      If any warrant holder sells shares of our common stock issuable upon exercise of the warrants in an underwritten public offering, then we will cooperate with the warrant holders and the underwriters to ensure that the warrants may be exercised and the underlying shares of common stock delivered to the underwriters for sale in the offering. Upon consummation of the offering, the underwriters will deliver the exercise price of the warrants to us.

      If any initial warrant holder or its affiliates sells shares of our common stock issuable upon exercise of the warrants in a "block trade", then we will cooperate with the warrant holders and the broker in the trade so that the warrants may be exercised and the underlying shares of common stock delivered to the broker. Upon consummation of the trade, the broker will deliver the exercise price of the warrants to us. A block trade means the disposition at a single time in a single transaction by one or more initial holders of not less than 1,000,000 warrant shares in the aggregate to one or more "institutional investors" or purchasers procured by a broker on behalf of such initial holders. This number of warrant shares is subject to adjustments for stock splits, reverse stock splits and similar transactions. An institutional investor means, for purposes of the warrant agreement, any insurance company, pension fund, mutual fund, investment company, commercial bank or investment bank, or any portfolio managed by any of these entities.

                               REGISTRATION RIGHTS

      The following description of the registration rights sets forth a summary of the terms and provisions of the registration rights relating to the warrants and the shares of our common stock issuable upon exercise of the warrants and exchange of the notes, provided in a securities investment and registration rights agreement that we have executed. The summary does not purport to be complete and is qualified in all respects by reference to the actual text of the securities investment and registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the text of the securities investment and registration rights agreement because that document, and not this description, defines your complete registration rights as a warrant holder or a note holder.

      Under the securities investment and registration rights agreement, we agreed to file at our expense, no later than 30 days after the closing date of our issuance of the warrants and the notes, a shelf registration statement covering:

      o     resales of the warrants;

      o resales of the shares of our common stock issuable upon exchange of the notes;

      o resales of the shares of our common stock issuable upon exercise of the warrants, but only by the initial holders of the warrants or their affiliates or in an underwritten public offering; and

      o our sale of the shares of our common stock issuable upon exercise of the warrants.

      In addition, if for any reason we cannot register our sale of the shares issuable upon exercise of the warrants, we are obligated to register those shares for resale by the holders of those shares.

      This prospectus is part of a registration statement that we filed to meet our obligations under the registration rights agreement.

      We are required to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act by the date that is 180 days after the date of our issuance of the warrants and the notes. However, we have not been able to meet this deadline. Upon effectiveness of the registration statement, we will have no further obligation to register securities under the registration rights agreement, unless we effect a spin-off. If a spin-off were to occur and holders received warrants or notes of the spin-off entity, we would be required to cause the spin-off entity to register its securities in a manner similar to the registration of the Vishay securities under the registration statement. In addition, we are required to use our reasonable best efforts to maintain the effectiveness of the registration statement:

      o in the case of the securities registered for resale, until four months after the tenth anniversary of our issuance of the warrants and the notes, or, if earlier, until there are no outstanding resale securities; and

      o in the case of the registration of the shares issuable upon exercise of the warrants, until the tenth anniversary of the date the warrants were issued or, if earlier, until all of the warrants have been exercised.

      Underwritten Public Offerings. We granted rights to effect the disposition of shares of our common stock issuable upon exercise of the warrants or exchange of the notes in an underwritten public offering.

      On demand of the holders, we are required to effect up to two underwritten public offerings of the shares of our common stock issuable upon exercise of the warrants. We are not required to effect more than one of these offerings in any 12-month period or unless the aggregate size of the offering is at least 3,000,000 shares. This number is subject to adjustment for stock splits, reverse splits and similar transactions. Further, in the case of an underwritten public offering in which the warrants will be exercised in connection with the offering, we are not required to effect an underwritten offering unless the per share price of our common stock exceeds a minimum price. This minimum price is the lesser of $1.00 more than the then exercise price of the applicable warrants and five percent more than the exercise price of the applicable warrants. This price must be exceeded on each of 20 trading days in any 30 trading day period, and the warrant holders making the demand for the underwritten offering must provide us with written notice of the demand no later than five business days following this 30-day trading period.

      Similarly, on demand of the holders, we are required to effect up to two underwritten public offerings of the shares of our common stock issued or issuable upon exchange of the notes. We are not required to effect more than one of these offerings in any 12-month period or unless the aggregate size of the offering is at least 3,000,000 shares. This number is subject to adjustment for stock splits, reverse splits and similar transactions.

      If we effect a spin-off and warrants and notes of the spin-off company are distributed to the warrant holders and the note holders in partial substitution of the warrants and the notes, we are required to cause the spin-off company, on demand, to effect underwritten public offerings of the common stock issued or issuable on exercise of the spin-off warrants and the spin-off notes. The spin-off company will not be obligated to effect more than four of these underwritten offerings in total, of which the holders of spin-off warrants and the holders of spin-off notes will each be entitled to two of these offerings. The spin-off company will not required to effect more than one of each of these offerings in any 12-month period or unless the offering will result in gross proceeds of not less than $30,000,000.

      If we propose to register any of our securities under the Securities Act, either for our account or for the account of other securityholders, for sale in an underwritten public offering, we will give each holder of shares of our common stock issuable upon exercise of the warrants and exchange of the notes notice of the registration. We will include in the registration statement and the underwritten offering the shares issued or issuable on exercise of the warrants or issued or issuable on exchange of the notes of holders that request inclusion. The right of the holders to participate in such an offering does not apply to an underwritten offering made pursuant to a draw down off of a shelf registration statement. Also, this right of participation is subject to customary cutbacks if the managing underwriters for the offering advise us that the size of the proposed public offering is sufficiently large to materially adversely affect the success of the proposed offering.

      We also have the right to include securities sold for our benefit in an underwritten public offering effected on demand of the warrant holders or the note holders. This right of participation is subject to customary cutbacks if the managing underwriters for the offering advise us that the size of the proposed public offering is sufficiently large to materially adversely affect the success of such proposed offering.

      Deferral and Holdback Events. We will be permitted to suspend the filing of any registration statement and/or to request that the holders refrain from effecting any public sales or distributions of securities under a registration statement that we file in accordance with the securities investment and registration rights agreement for a period not to exceed 45 consecutive days or an aggregate of 90 days during any 12-month period. We are entitled to require this suspension under circumstances in which our board of directors determines that the registration of the securities or the disclosure of a material event or transaction required to be disclosed would have a material adverse effect on our business, assets, condition results of operations or prospects or would jeopardize the success of the transaction.

      If we effect a public underwritten offering for the sale of shares for our benefit or for the benefit of the another securityholder and the managing underwriters for the offering so require, the holders will be prohibited from effecting any public sale or distribution of our securities, except as part of the offering, during the period beginning seven days prior to the closing date of the offering and ending on the earlier of 90 days after the closing date and the date such sale or distribution is permitted by the managing underwriter or underwriters. This limitation will not apply to any holder who, together with its affiliates and any person with whom it is acting together, beneficially owns less than 2% of our outstanding common stock.

      General. We will give notice of the effectiveness of the registration statement to all holders who have provided us with a selling securityholder notice and questionnaire. Each holder must complete the notice and questionnaire at least five business days before the effective date of the registration statement in order to be named as a selling securityholder in this prospectus. If we receive completed questionnaires from holders after the effectiveness of the registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling securityholders, thereby allowing them to sell their securities under the registration statement.

      We will pay all registration expenses, except that the selling securityholders will pay all underwriting discounts, commissions or fees attributable to their resale of securities under the registration statement.

      The selling securityholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the warrants and the common stock underlying the notes and the warrants under the registration statement, including liabilities under the Securities Act.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

      The following discussion sets forth the material U.S. federal income tax consequences to holders, and U.S. estate tax consequences to non-U.S. Holders (defined below), relating to the ownership, exercise and disposition of Vishay common stock and the warrants described herein to purchase Vishay common stock. The discussion constitutes the opinion of Kramer Levin Naftalis & Frankel LLP, subject to the qualifications set forth in the opinion letter provided by Kramer Levin to Vishay, which is filed as an exhibit to the registration statement of which this prospectus is a part. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. No ruling has been sought from the Internal Revenue Service with respect to the federal tax consequences discussed in this prospectus, and there can be no assurance that the IRS or a court will not take a position contrary to the federal tax consequences discussed herein or that any contrary position taken by the IRS or a court would not be sustained.

      The discussion below does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold Vishay common stock and warrants to purchase Vishay common stock as capital assets. The tax treatment of a holder may vary depending upon the holder's particular situation, and certain holders may be subject to special rules not discussed below, including for example, partners of entities classified as partnerships for U.S. federal income tax purposes that hold Vishay common stock and/or warrants, persons who hold Vishay common stock and/or warrants through entities which are disregarded for U.S. federal income tax purposes, regulated investment companies, insurance companies, tax-exempt organizations, U.S. expatriates, financial institutions, dealers in securities or foreign currencies, or holders who hold our common stock and/or warrants as part of a "straddle," "hedge," conversion, constructive sale or another integrated transaction for tax purposes, or U.S. Holders, as defined below, whose functional currency is not the U.S. dollar.

      Investors considering the purchase of common stock and/or warrants should consult their own tax advisors with respect to the application of the U.S. federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

      As used in this section, a "U.S. Holder" means a beneficial owner of Vishay common stock and/or warrants that is, for U.S. federal income tax purposes:

      o     a citizen or resident of the U.S.;

      o a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

      o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      o a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

      As used in this section, a non-U.S. Holder is a beneficial owner of Vishay common stock and/or warrants that is not a U.S. Holder.

      For U.S. federal income tax purposes, income earned through a partnership or an entity treated as such for U.S. federal income tax purposes generally is attributed to its owners.

      U.S. Holders

      Warrants

      A U.S. Holder that exercises his, her or its warrants should not recognize income, gain or loss for U.S. federal income tax purposes as a result of such exercise, except that any cash paid in lieu of issuing fractional shares will be treated as received in exchange for an applicable number of warrant(s) or fraction thereof and the holder will recognize gain or loss on such exchange in the manner discussed below. A U.S. Holder's tax basis in common stock acquired upon exercise of his, her or its warrants should equal such holder's tax basis in his, her or its exercised warrants (which, in the case of initial holders of warrants, in general should equal their fair market value on the date of issuance to the initial U.S. Holder) plus the exercise price paid for such stock. The holding period for the common stock acquired upon exercise of warrants should begin on the date the warrants are exercised. If a U.S. Holder's warrants expire unexercised, the holder should have a capital loss equal to his, her or its tax basis in its unexercised warrants. The deductibility of capital losses, if any, realized on the expiration of unexercised warrants may be subject to certain limitations.

      Upon the sale, exchange or other taxable disposition of warrants, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the disposition and (ii) the U.S. holder's adjusted tax basis in the warrants. Such gain or loss will be long-term if the U.S. Holder's holding period is more than one year. Under recently enacted legislation, long-term capital gains recognized by non-corporate U.S. Holders will be taxed at a maximum rate of 15% through 2008.

      The exercise price of the warrants may be adjusted under certain circumstances. Section 305 of the Code treats certain actual or constructive distributions of stock with respect to stock or convertible securities as a distribution taxable as a dividend (to the extent of the issuer's current and accumulated earnings and profits as of the end of the taxable year in which the distribution occurs). Under applicable Treasury regulations, an adjustment to the exercise price of warrants may, under certain circumstances, be treated as a constructive dividend under these rules to the extent it increases the proportional interest of a U.S. Holder in Vishay's fully diluted common stock, whether or not the holder ever exercises the warrants into common stock. Generally, a holder's tax basis in a warrant will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the warrants to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of common stock.

      Stock

      If Vishay makes distributions on its common stock, those distributions generally will be treated as a dividend, subject to tax as ordinary income, to the extent of Vishay's current and accumulated earnings and profits as of the end of its taxable year in which the distribution occurs. Any excess will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock. Subject to applicable rules, U.S. Holders that are corporations may be eligible to claim a deduction equal to a portion of any distributions received treated as dividends. Under recently enacted legislation, dividends and long-term capital gains recognized by non-corporate U.S. Holders will be taxed at a maximum rate of 15% through 2008.

      Upon the sale, exchange or other taxable disposition of Vishay common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the disposition and (ii) the U.S. Holder's adjusted tax basis in the common stock or warrants, as applicable. Such gain or loss will be long-term if the U.S. Holder's holding period is more than one year.

      Non- U.S. Holders

      For purposes of the following discussion, dividends on Vishay common stock and gain from the sale or other disposition of Vishay common stock and/or warrants will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a treaty resident, attributable to a permanent establishment in the United States.

      Warrants

      A non-U.S. Holder that exercises his, her or its warrants should not recognize income, gain or loss for U.S. federal income tax purposes as a result of such exercise (except that any cash paid in lieu of issuing fractional shares will be treated as received in exchange for an applicable number of warrant(s) or fraction thereof). A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of warrants, other than in those instances set forth below in which a non-U.S. Holder would be subject to tax upon the sale or disposition of common stock. See "Non-U.S. Holders--Stock" below. A non-U.S. Holder's bases and holding periods in the warrants and in common stock received upon exercise of the warrants are computed in the same manner as a U.S. Holder would compute such items. See "U.S. Holders--Warrants" above.

      As discussed above, an adjustment to the exercise price of the warrants could potentially give rise to a deemed distribution to holders of the warrants. See "U.S. Holders--Warrants" above. With respect to non-U.S. Holders, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Non-U.S. Holders--Stock" below.

      Stock

      If Vishay makes distributions on its common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent of its current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, as of the end of its taxable year in which the distribution occurs.

      In general, dividends paid to a non-U.S. Holder that are not U.S. trade or business income will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide a properly completed and executed IRS Form W-8 BEN (or successor form) to Vishay or its paying agent, or similar appropriate documentation or substitute form, certifying the non-U.S. Holder's entitlement to benefits under an applicable income tax treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

      Dividends that are U.S. trade or business income generally will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form) to Vishay or its paying agent, or similar appropriate documentation or substitute form, certifying that the dividends are U.S. trade or business income. Instead, dividends that are U.S. trade or business income generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any dividends that are U.S. trade or business income received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. Holder generally will not be subject to U.S. federal income tax on the sale or other disposition of common stock unless:

      o such gain is U.S. trade or business income, in which case the non-U.S. Holder would be taxed on the net gain derived from the sale or other disposition under the regular graduated U.S. federal income tax rates. In addition, a non-U.S. Holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

      o the non-U.S. Holder is a non-resident alien individual who holds the common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present, in which case such non-U.S. Holder generally will be subject to a flat 30% tax on the gain derived from the sale or other disposition of the common stock; or

      o Vishay is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time during the shorter of the five-year period ending on the date of the sale or other disposition of the common stock or the period during which the non-U.S. Holder has held the common stock.

      Vishay believes that it has not been, is not currently, and is not likely to become in the future, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. However, no assurance can be given that Vishay will not be a "United States real property holding corporation" when a non-U.S. Holder sells his, her or its shares of common stock. If Vishay were to become a "United States real property holding corporation," a non-U.S. Holder would still not be subject to U.S. federal income tax on the sale or other disposition of the common stock if the shares of common stock are considered to be "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code and the non-U.S. Holder does not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of the outstanding shares of Vishay's common stock.

Federal Estate Tax

      Vishay common stock or warrants owned or treated as owned by an individual who is not a citizen or resident of the United States for U.S. federal estate tax purposes at the time of death (or Vishay common stock or warrants previously held by such an individual who transferred the stock or warrants subject to certain retained rights or powers) will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

      Non-exempt U.S. Holders may be subject to information reporting with respect to payments of proceeds from the disposition of Vishay common stock and dividends on Vishay common stock. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding. U.S. Holders should consult their tax advisors.

      Vishay must report annually to the IRS and to each non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. Holder resides. In general, backup withholding will not apply to dividends on common stock made by Vishay or its paying agent, in its capacity as such, to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, distributions on common stock may be subject to backup withholding in certain circumstances.

      In general, backup withholding and information reporting will not apply to the proceeds from the disposition of common stock paid to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, proceeds from the disposition of common stock may be subject to backup withholding and information reporting in certain circumstances.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to any holder will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the requisite procedures are followed.

                             SELLING SECURITYHOLDERS

      The selling securityholders, including their transferees, pledgees, donees or successors may, from time to time, offer and sell the warrants or the common stock issuable upon exchange of the notes pursuant to this prospectus. In addition, the initial holders of the warrants and their affiliates may sell shares issuable upon exercise of the warrants pursuant to this prospectus, and all holders of warrants may sell shares issuable upon exercise of the warrants pursuant to this prospectus in an underwritten public offering, if the exercise is in connection with the sale of the shares, or as otherwise provided in this prospectus. Our registration of the warrants and the common stock underlying the notes and the warrants does not necessarily mean that the selling securityholders will sell all or any of these securities.

      The following table sets forth certain information as of February 26, 2004, concerning the warrants and common stock of the selling securityholders.

      We have assumed for purposes of the table below that the selling securityholders will exchange all of the notes and exercise all of the warrants owned and being offered under this prospectus. We have also assumed that the selling securityholders will sell all of the note exchange shares and warrant shares. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or warrants since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.


                                                                                                            Shares of Common
                                                                                                           Stock Beneficially
                                                                                                               Owned Upon
                                                                                                             Completion of
                                                                                                              the Offering
                                                                                          Shares of     -------------------------
                                     Shares                                Shares        Common Stock
                                   Issuable on                           Issuable on     Beneficially     Number
                                    Exchange                             Exercise of     Owned Before      of
                                    of Notes      Class A     Class B     Warrants       the Offering     Shares
Name (1)                               (2)        Warrants    Warrants      (3)              (4)           (5)        Percentage
---------------------------------------------------------------------------------------------------------------------------------
Phoenix Bermuda L.P.* (6)            237,529      6,540,296   1,703,774   8,244,070           --            --              --
European Private Equity Investors
   L.L.C.* (7)                          --          459,704     119,755     579,459           --            --              --
GarMark Partners L.P.* (8)           570,588           --          --        --               --            --              --


-------------------------
*     Denotes initial holder or its affiliate.

(1) Information concerning any change to the selling securityholders will be set forth in prospectus supplements or post-effective amendments to the registration statement from time to time, if required.

(2) Figures in this column assume that the selling securityholders will exchange in full the notes held by them.

(3) Figures in this column assume that the selling securityholder will exercise in full the warrants held by them and include the total number of shares of common stock issuable upon exercise of the class A warrants and the class B warrants.

(4) Figures in this column do not include the shares of common stock issuable upon exchange of the notes or exercise of the warrants.

(5)   Assumes that all securities offered by this prospectus are sold.

(6) Phoenix Bermuda L.P. is a Bermuda limited partnership whose sole general partner is Compass Capital Partners Limited, a company incorporated in Bermuda. Stephen Waters, Gavin Arton and James Keyes are directors of Compass Capital Partners Limited and therefore may be deemed to have shared voting and investment control with respect to securities held by Phoenix Bermuda L.P. Messrs. Waters, Arton and Keyes disclaim beneficial ownership of such securities except to the extent of their pecuniary interest in them.

(7) The sole beneficial owner of European Private Equity Investors L.L.C. is General Electric Pension Trust ("GEPT"), which is a pension trust for employees of General Electric Company ("GE") and its subsidiaries. GEPT's investment manager is GE Asset Management Incorporated, a registered investment advisor and wholly-owned subsidiary of GE. GEPT may be deemed to be an affiliate of a registered broker-dealer by virtue of the fact that GEPT may be deemed to be "under common control" with any NASD members affiliated with GE. In addition, individuals who are trustees of GEPT may be directors or officers of registered broker-dealers that are affiliated with GE. However, as an entity subject to ERISA, GEPT is operated solely in the interest of its beneficiaries and, therefore, no GE entities other than GEPT and its wholly-owned affiliates (none of which are NASD members) have a beneficial or pecuniary interest in the securities being offered under this registration statement.

(8)   The general partner of GarMark Partners L.P. is GarMark Associates L.L.C.
      E. Garrett Bewkes, III and Mark G. Solow are the managing members of GarMark Associates and therefore these persons may be deemed to have shared voting and investment control with respect to such shares.

      None of the selling securityholders identified above are broker-dealers.

      With respect to selling securityholders that are affiliates of broker-dealers, such entities acquired their securities in the ordinary course of business and, at the time of the acquisition of such securities, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that such selling securityholders did not acquire their securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

      None of the selling securityholders has had any position, office or other material relationship with Vishay or any of our predecessors or affiliates within the past three years.

      Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder's name in the foregoing table on the effective date of the registration statement of which this prospectus is a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with a sale or offering of the common stock underlying the notes, the warrants or the common stock underlying the warrants by any holder not identified above, the registration statement of which this prospectus is a part will be amended by a post-effective amendment to set forth the name and aggregate amount of securities beneficially owned by the selling securityholder intending to sell such securities and the amount of such securities to be sold or offered. The prospectus that will be a part of such a post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus has held any position, office or other material relationship with Vishay or any of our predecessors or affiliates within the three years prior to the date of such prospectus if such information has not been disclosed herein.

                              PLAN OF DISTRIBUTION

      The selling securityholders and their successors, which include their pledgees, donees, partnership distributees and other transferees receiving the warrants, the notes or the common stock underlying the notes from the selling securityholders in non-sale transfers, may sell the warrants and the common stock underlying the notes directly to purchasers or through broker-dealers or agents. The common stock underlying the notes may also be sold to underwriters in a firm commitment underwriting. The initial holders of the warrants and their affiliates may sell the warrants and the common stock underlying the warrants directly to purchasers or through broker-dealers, agents or underwriters in a firm commitment underwriting. Other holders of the warrants may only sell the common stock underlying the warrants pursuant to the prospectus:

      o in a firm commitment underwritten public offering, where the warrants are being exercised in connection with the offering; or

      o if for any reason our registration of the shares of common stock issuable upon exercise of the warrants is not effective.

      Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The warrants and the common stock underlying the notes and the warrants may be sold in one or more transactions:

      o     at fixed prices;

      o     at prevailing market prices at the time of sale;

      o     at varying prices determined at the time of sale; or

      o     at negotiated prices.

      These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

      o on any national securities exchange or quotation service on which the warrants or the common stock underlying the notes and the warrants may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions other than on these exchanges or services or in the over-the-counter market;

      o through the writing and exercise of options, whether these options are listed on an options exchange or otherwise; or

      o     through the settlement of short sales.

      If a material arrangement with any broker-dealer or other agent is entered into for the sale of any securities through a secondary distribution, block trade, special offering, exchange distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the securities, a prospectus supplement will be filed, if necessary, disclosing the material terms of such arrangement. If a material arrangement with any underwriter is entered into, a post-effective amendment will be filed, if necessary, disclosing the material terms of such arrangement. If necessary or appropriate, the warrants or the common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts and the other material terms and conditions of a particular offer will be set forth in an accompanying prospectus supplement or, if a distribution is to be effected in the form of a firm commitment underwriting, a post-effective amendment to the registration statement of which this prospectus is a part.

      If underwriters are used in the sale, the securities being sold will be acquired by the underwriters for their own account and distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, in a firm commitment underwriting. Unless otherwise set forth in the prospectus supplement with respect to the securities being offered thereby, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any of such securities are purchased. The initial public offering price of any securities and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If dealers are used in the sale, unless otherwise indicated in the prospectus supplement with respect to the securities being offered thereby, the selling securityholders will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale.

      Securities may also be sold through agents designated by the selling securityholders from time to time or directly by the selling securityholders. Any agent involved in the offering and sale of the securities in respect of which this prospectus is being delivered will be named, and any commission payable by the selling securityholder to such agent will be set forth, in the prospectus supplement with respect to such securities. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements entered into with the selling securityholders to indemnification by the selling securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

      Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the warrants or the common stock underlying the notes and the warrants and deliver these securities to close out short positions or loan or pledge the warrants or the common stock underlying the notes and the warrants to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the warrants or common stock underlying the notes and the warrants will be the purchase price of the warrants or common stock less any discounts and commissions, if applicable. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of warrants or common stock to be made directly or through agents. We will not receive any of the proceeds from the resale of these securities by the selling securityholders. We will, however, receive cash consideration in connection with the exercise of the warrants.

      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of warrants and the common stock underlying the notes and the warrants may sell in some jurisdictions through registered or licensed broker dealers. In addition, under certain circumstances in some jurisdictions, the warrants may need to be registered or qualified for sale or comply with an available exemption from the registration and qualification requirements of such jurisdiction.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of any securities by the selling securityholders.

      Our outstanding common stock is listed for trading on the New York Stock Exchange. There is no established trading market for the warrants. We do not intend to list the warrants for trading on any automated interdealer quotation system or national securities exchange.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the warrants and common stock underlying the notes and the warrants may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the warrants or the shares of common stock underlying the notes and the warrants may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      We entered into a securities investment and registration rights agreement for the benefit of the holders of the notes and the warrants. Pursuant to this agreement, we agreed to register the warrants and the common stock underlying the notes and the warrants with the SEC under specific circumstances and for specific times. In addition, the selling securityholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the warrants and the common stock underlying the notes and the warrants, including liabilities under the Securities Act. We will pay the expenses incident to the registration of the warrants and the common stock underlying the notes and the warrants, except that the selling securityholders will pay all underwriting discounts, commissions or fees attributable to the sale of the securities and will pay the costs of their own counsel.

                                  LEGAL MATTERS

      The validity of the warrants and the common stock underlying the notes and the warrants is being passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements of Vishay Intertechnology, Inc. appearing in Vishay's Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. The file number under the Securities Exchange Act of 1934 for our SEC filings is No. 1-07416. You may read and copy materials that we have filed with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC's web site at www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically.

      This prospectus "incorporates by reference" information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference into this prospectus the following documents that we have previously filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities covered by this prospectus are sold by the selling securityholders:

      o Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002;

      o Our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

      o Our Current Reports on Form 8-K filed on January 23, 2003, August 1, 2003, August 8, 2003 and February 4, 2004 and Current Report on Form 8-K/A filed on February 26, 2003; and

      o The description of our common stock set forth in our Registration Statement on Form 8-A filed on December 27, 1983, including any amendment or reports filed for the purpose of updating such description.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Vishay Intertechnology, Inc.
      63 Lincoln Highway
      Malvern, PA 19355
      Attn: William J. Spires
      (610) 644-1360